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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

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                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Security Systems' Subsidiary Acquires Assets of Dominion Wireless, Inc. dated July 31, 2003.

                                                                          ITEM 1

Press Release                               Source: Magal Security Systems, Ltd.

Magal Security Systems' Subsidiary Acquires Assets of Dominion Wireless, Inc.

Thursday July 31, 4:51 am ET

YAHUD, Israel, July 31 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (Nasdaq: MAGS; TASE: MAGS), announced that Perimeter Products, Inc. (PPI), its fully owned USA based subsidiary, acquired yesterday the assets of Dominion Wireless, Inc. (DWI), a company located in Virginia, USA, which specializes in applying advanced radio frequency (RF) transmission and locating technologies to deliver highly reliable security systems for use in correctional and other institutional environments.

DWI develops, produces and manufactures a product by the name
Flair&Flash(TM).This product delivers high reliability personal portable duress alarm systems to protect staff in correctional facilities. It identifies staff in distress and can pinpoint their location within 12.5 feet (4 meters) of the distress signal - with an indoor-to-outdoor and floor-to-floor accuracy unmatched by any other product.

Mr. Jacob Even-Ezra, Chairman of Magal said: "We believe that this acquisition will strengthen the Company's product line, improve market share and competitive standing in the perimeter security marketplace in addition to contributing to Magal's growth in the year 2003 and beyond."

Also, Magal announced that at the Annual General Meeting of Shareholders that took place yesterday, July 30, 2003, the declaration of a 3% stock dividend to shareholders of record as of August 11, 2003, as a final dividend for the year ended December 31, 2002 was approved.

At the same meeting, the following directors were re-elected to the board:
Jacob Even-Ezra, Izhar Dekel, Nathan Kirsh, Jacob Nuss and Raya Asher. In addition, the following directors were elected to the Board: Mr. Jacob Perry and Mr. Shlomo Yanai.

The Company also announced that all other matters on the agenda on the notice of annual general meeting of shareholders were approved.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Revenues for fiscal year 2002 were US$43 million, with net income of US$1.9 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.



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This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

    Contacts:
     Magal Security Systems, Ltd       Gal IR International
     Raya Asher, CFO                   Ehud Helft/Kenny Green
     Tel: +972-3-539-1444              Tel: 1 866 704 6710
     Fax: 972-3-536-6245               Int'l dial: +972 3 607 4717
     E-mail: magalssl@trendline.co.il  E-mail: ehud.helft@galir.com
                                               kenny.green@galir.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                            ---------------------------
                                                 (Registrant)



                                            By: Jacob Even-Ezra
                                                ---------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  July 31, 2003